Pricing Supplement Dated September 19, 2011	Rule 424(b)(3)
(To Prospectus Supplement Dated March 15, 2011	File No. 333-160487
and Prospectus Dated July 9, 2009)	Pricing Supplement No. 2011-4

GENERAL ELECTRIC CAPITAL CORPORATION

GE Interest Plus®

Variable Denomination Floating Rate Notes

Interest Rate:	Under $15,000		$15,000 to $49,999		$50,000 to $5 million		Greater than $ 5 million
	Rate	Yield	Rate	Yield	Rate	Yield	Rate	Yield
	1.00%	1.00%	1.10%	1.11%	1.20%	1.21%	0.25%	0.25%

Effective Dates:	September 19, 2011 until such time as a different rate is determined by the GE Interest Plus Committee. Information on current interest rates is available at GEInterestPlus.com or by calling 800-433-4480, 24 hours a day, seven days a week.

The rates for GE Interest Plus Notes are separate and distinct from the rate established for GE Interest Plus for Businesses, which is offered to business investors.

Additional Information:

Consolidated Ratio of Earnings to Fixed Charges

The information contained in the Prospectus under the caption “Consolidated Ratio of Earnings to Fixed Charges” is hereby amended, as follows:

Year Ended December 31,					Six months ended
2006	2007	2008	2009	2010	June 30, 2011

1.66	1.59	1.24	0.85	1.13	1.57

For purposes of computing the consolidated ratio of earnings to fixed charges, earnings consist of net earnings adjusted for the provision for income taxes, noncontrolling interests, discontinued operations and undistributed earnings of equity investees.

Fixed charges consist of interest and discount on all indebtedness and one-third of rentals, which is considered to be representative of the interest factor of such rentals.